K&F INDUSTRIES HOLDINGS, INC.
50 MAIN STREET
WHITE PLAINS, NY 10606
(914) 448-2700

August 4, 2005

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0510
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attention: Messeret Nega

Re:
K&F Industries Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-125117)

Dear Ms. Nega:

        K&F Industries Holdings, Inc., a Delaware corporation (the "Company"), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company's Registration Statement on Form S-1 (File No. 333-125117) (the "Filing") be accelerated and that it be declared effective on August 8, 2005 at 3:00 pm Eastern Time, or as soon as practicable thereafter.

        Further, the Company acknowledges:

  •
  Should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

  •
  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Filing; and

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  The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        It is the Company's understanding that its registration of the common stock of the Company under the Securities Exchange Act of 1934 on Form 8-A (File No. 001-32595) shall automatically become effective upon the later of the Commission's receipt of certification from the New York Stock Exchange regarding the common stock of the Company and the effectiveness of the Filing.

        Please direct any questions regarding this filing to Tilda Shin of Gibson, Dunn & Crutcher LLP, the Company's counsel, at (213) 229-7125.

Very truly yours,
K&F INDUSTRIES HOLDINGS, INC.
/s/ RONALD H. KISNER
Ronald H. Kisner Executive Vice President, Secretary and General Counsel
RHK/csc